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                    December 17, 2020

       Yuxia Zhang
       Chief Executive Officer
       K-Chain Group Inc.
       2500 E. Colorado Blvd, Suite 255
       Pasadena, CA 91107

                                                        Re: K-Chain Group Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 7,
2020
                                                            File No. 024-11363

       Dear Ms. Zhang:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2020 letter.
 Yuxia Zhang
FirstName LastNameYuxia   Zhang
K-Chain Group  Inc.
Comapany17,
December  NameK-Chain
              2020       Group Inc.
December
Page 2    17, 2020 Page 2
FirstName LastName
Amendment No. 1 to Offering Statement on Form 1-A filed December 7, 2020

Description of Business
Governing Law, and Venue, page 21

1. We note your revised disclosures in response to our prior comment 2. We also note that you have neither revised the exclusive forum provision contained in your Subscription
         Agreement to clearly state that it does not apply to any claims arising under the federal securities laws, nor told us how you will inform investors in future filings that this is the case. Thus, we re-issue our comment in part. Please revise the exclusive forum provision contained in your Subscription Agreement to specifically state that it does not apply to any claims arising under the federal securities laws, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.
        You may contact Tatanisha Meadows at (202) 551-3322 or Lyn Shenk at
(202) 551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-
3222 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services